CPSM, Inc.

2740 SW Martin Downs Boulevard, Suite 171

Palm City, FL 34990

722-236-8494

Application for Withdrawal of Registration Statement

November 13, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: CPSM, Inc.

       Registration Statement on Form S-1

       Filed October 2, 2015

       File No. 333-207236

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, CPSM, Inc. requests the withdrawal of the Company’s registration statement on Form S-1, originally filed on October 2, 2015.  Subsequent to the filing, the Company determined that it had filed the registration statement under the incorrect CIK number.  We have refiled the registration statement under the correct CIK number and we request that the referenced registration statement be withdrawn.  The registration statement has not been declared effective, and no shares of the Company’s common stock have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call counsel for the Company, J.M. Walker & Associates, at 303-850-7637.  Thank you for your assistance in this matter.

Very truly yours,

/s/ Lawrence Calarco

Lawrence Calarco

Chief Executive Officer